FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on May 14, 2014 in connection with the Registrant's Financial Results for the First Quarter of 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 14, 2014

Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the First Quarter of 2014

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended March 31, 2014

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970
In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2014, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended March 31, 2014, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2013 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2013 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2014, which were described in the 20-F Annual Report.

1.	Item 3D – Risk Factors

1.1.	The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business

See Section 4.1 below.

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investments

In the first quarter of 2014, Elron (directly and indirectly) invested approximately $8.1 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	Investment in Pocared

In March 2014, Pocared raised approximately $9.5 million from its shareholders in two installments. The first installment of $6 million (out of which Elron's share was $5.4 million) was advanced immediately. The second installment will be advanced conditionally upon Pocared achieving a certain milestone. Subsequent to the first installment, Elron's holdings in Pocared's outstanding share capital increased from approximately 41% to 48% (from approximately 37% to 42% on a fully diluted basis). See Note 3.A of the Financial Statements for further details. As of the date of filing this report, approximately $74 million were invested in Pocared, out of which $34 million were invested by Elron.

2.3.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequently.

2

3.	Item 4B – Business Overview: Our Main Group Companies

3.1.	BrainsGate

In April 2014, the Data Safety Monitoring Board (the "DSMB") for BrainsGate's study examined the effect and safety results in an interim analysis of the study (BrainsGate was not exposed to these results due to the study being a blinded study). As a result of the said interim analysis, the DSMB determined as follows: The measured effect justifies the continuation of the study; There were no safety concerns; In order to maximize the possibility of success in the study, increasing the sample size from 450 to 800-1000 patients is appropriate. The Board of Directors of BrainsGate will soon convene in order to discuss the results of the interim analysis in order to approve a suitable work plan including increasing the number of patients and updating the anticipated study completion date. It is emphasized that the currently approved study protocol allows for increasing the number of patients up to 1000. Further to the above, BrainsGate, at this stage, estimates that the recruitment of the number of patients required for the study will not be completed during the first half of 2014.

4.	Item 7A – Major Shareholders

4.1.
Following the transfer of the shares of IDB Development Corporation Ltd ("IDBD") with the commencement of the closing of the court-approved IDBH creditors' arrangement, Messrs Eduardo Elzstain and Mordechai Ben Moshe together hold, indirectly, 53.3% of IDBD's issued and outstanding share capital, in equal parts between them, and they are the (indirect) controlling shareholders of IDBD. As a result, Messrs Eduardo Elzstain and Mordechai Ben Moshe are the (indirect) controlling shareholders of Elron. As a result, DIC is considered a second tier company as defined in the Israeli Promotion of Competition and the Reducing of Centralization Law, 2013 (the "Concentration Law"). As long as DIC is considered a second tier company, it is not permitted to control reporting companies except such reporting companies that were under its control as of the date of publication of the Concentration Law (December 11, 2013) and DIC will be required to cease control of the same reporting companies by no later than the expiry of six years from the date of publication – namely until December 10, 2019 (which is different from DIC's obligation to cease control of the said companies upon the expiry of four years from the date of publication, namely – until December 10, 2017 which applied as long as DIC was a third tier company). Elron is a reporting company which is controlled by DIC, as of the time of publication of the Concentration Law. In view of the abovementioned, Elron is considered a third tier company (and not a fourth tier company).

Ari Bronshtein CEO	Yaron Elad CFO

May 13, 2014, Tel Aviv, Israel

3

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

1.	Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB"). For more information regarding the creditors arrangement and change of control of IDB see section 4.1 in Part I of the English Translation of Quarterly Report for the First Quarter of 2014.

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of March 31, 2014 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Investing in Israeli or Israeli related technology companies.

•	Identifying and seizing investment opportunities with significant exit potential.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Seizing opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (48%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4B – "Business Overview" of the Company's Annual Report for 2013 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2013 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are, among others, as follows:

•
Notal Vision Inc. (22%) ("Notal Vision") - Notal Vision develops, manufactures, and provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

•
CartiHeal (2009) Ltd. (32%) ("CartiHeal") - Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant's unique structure, comprising of marine aragonite with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage and subchondral bone in its place.

•
Kyma Medical Technologies Ltd. (58% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
RD Seed Ltd. (92% by RDC) ("RDSeed") - RDSeed is an investment venture that incubates projects and invests in companies in the digital field. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (46%) ("Cloudyn"), which is developing solutions for the optimization of cloud computing costs and resources;

o	Pose POS Ltd. (43%) ("POSE"), which is developing an online cash register, inventory management, and retail website management system.

o	Bruwz Technologies Ltd. (24%) ("GetYou"), which is developing a social app that enables people to understand how they are perceived by others through a game.

o o
Page 2 Site Ltd. (“Otonomic”) (25%), which is developing a technologywhich enables any Facebook page owner to generate a responsive website in a single click.

Open Legacy Technologies Ltd. (24%), which provides an open source solution for modernizing legacy applications (AS400, Mainframe and Unix).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley develops, manufactures, and provides metrology solutions for manufacturing process control in the microelectronics industry.

•	PlyMedia Israel (2006) Ltd. (27%) ("Plymedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech and/or the medical devices industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1.  Exit Transactions

•
In December 2013, Given Imaging signed a definitive agreement with a subsidiary of the Covidien group for a cash consideration of $30 per share by way of a reverse triangular merger (the "Given Merger"). In February 2014, the Given Merger was completed.  As a result, Elron and RDC received (after tax and transaction costs) approximately $204 million and approximately $61 million, respectively , As result of the completion of the Given Merger, Elron recorded, in the first quarter of 2014, a net gain (after tax) in the amount of approximately $107 million which includes Elron's share in the gain RDC recorded in respect of the transaction. The abovementioned gain is after tax expenses in the amount of approximately $37.7 million.

1.2.2. Investments

•
In the first three months of 2014, Elron (directly and indirectly) invested approximately $8.1 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Increase of holdings in Pocared - In March 2014, Elron's invested approximately $5.4 million in Pocared as part of an internal financing round (For further details see Note 3.A to the Financial Statements). Following the investment, Elron's holding in Pocared's outstanding share capital increased from approximately 41% to 48% (from approximately 37% to 42% on a fully diluted basis).  As of the date of filing this report, approximately $74 million were invested in Pocared, out of which $34 million were invested by Elron.

1.2.3. Developments in Main Group Companies

•	Update on Pocared's FDA Trial - Further to Item 4B of Elron's 2013 Annual Report, to date, Pocared has collected approximately 5,600 samples out of a total of 15,000 samples.

•
Update on BrainsGate's FDA Trial - Further to Item 4B of Elron's 2013 Annual Report, in April 2014, the Data Safety Monitoring Board (the "DSMB") for BrainsGate's study examined the effect and safety results in an interim analysis of the study (BrainsGate was not exposed to these results due to the study being a blinded study). As a result of the said interim analysis, the DSMB determined as follows: The measured effect justifies the continuation of the study; There were no safety concerns; In order to maximize the possibility of success in the study, increasing the sample size from 450 to 800-1000 patients is appropriate. The Board of Directors of BrainsGate will soon convene in order to discuss the results of the interim analysis in order to approve a suitable work plan including increasing the number of patients and updating the anticipated study completion date. It is emphasized that the currently approved study protocol allows for increasing the number of patients up to 1000. further to the above, BrainsGate, at this stage, estimates that the recruitment of the number of patients required for the study will not be completed during the first half of 2014.

1.2.4. Financing

•
Credit Line - In January 2014, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4 million in respect of the loan taken in April 2012, and in February 2014, following the Given Merger, the credit line was terminated.

•
As of the date of filing this report, Elron's and RDC's non-consolidated cash and cash equivalents amounted to approximately $210 million and $68 million, respectively. At of the date of filing this report Elron and RDC have no debt.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the year ended December 31, 2013
	audited		unaudited
	$ thousands
Net income (loss) attributable to Elron's shareholders	101,773	(5,462)	17,935
Net income (loss) per share attributable to Elron's shareholders (in $)	3.42	(0.20)	0.54

As previously mentioned, the income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income):*

	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the year ended December 31, 2013
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(3,849)	(3,522)	(10,471)
Excess cost amortization	-	(1,020)	(4,030)
Income (expenses) from impairment of investments in Group Companies and financial assets	-	-	3,522
Total	(3,849)	(4,542)	(10,979)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	144,484	233	6,448
Corporate operating expenses	(1,055)	(992)	(5,452)
Tax benefit (taxes on income)	(37,649)	-	28,696
Other	(158)	(161)	(778)
Net income (loss) attributable to shareholders	101,773	(5,462)	17,935

* The results summarized in the table are presented net of non-controlling interest.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the first quarter of 2014 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate and CartiHeal.

The loss Elron recorded in the first quarter 2013 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, RDSeed, CartiHeal, Kyma and NuLens Ltd. ("NuLens").

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation.

In the first quarter of 2014 no excess cost amortization expenses were recorded. Excess cost amortization expenses in the first quarter of 2013 were recorded primarily in respect of excess costs attributed to the Company's holding in Given Imaging. The Given Merger was completed during the first quarter of 2014.

II)	Gain from exit transactions, changes in holdings, and revaluation of investments

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2014 resulted mainly from a $144,467 thousand gain (net of non-controlling interest) recorded due to the completion of the Given Merger ($106,818 thousand net of tax).

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2013 resulted mainly from a $198 thousand gain (net of non-controlling interest) recorded from a change in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

The increase in corporate operating expenses in the first quarter of 2014 as compared with the first quarter of 2013 was mainly due to exchange rate fluctuations.

IV) Tax Benefit (Taxes on Income)

Taxes on income in the first quarter of 2014 resulted mainly from a tax expense due to the Given Merger and included approximately $29,000 thousand that were recorded due to the utilization of the deferred tax asset that was recorded in the fourth quarter of 2013, and approximately $7,500 thousand (net of non-controlling interest) are current taxes recorded by RDC due to the Given Merger.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

1.3.2. Analysis of the consolidated statements of profit and loss

	For the three months ended March 31,		For the year ended December 31,
	2014	2013	2014
	unaudited		audited
	$ thousands			Explanation
Income from sales	65	-	97	Income from sales in the first quarter of 2014 included Cloudyn's income. In the first quarter of 2013 Cloudyn did not yet record any income from sales.
Gain from disposal and revaluation of group companies, and changes in holdings, net	175,037	347	8,416
In the first quarter of 2014, this item included mainly: a $175,019 thousand gain recorded as a result of the completion of the Given Merger (see section 1.2.1 above).
In the first quarter of 2013, this item mainly included a $301 thousand gain recorded from a change in the Company's holding in Given Imaging as a result of options and restricted share units granted to Given Imaging employees having been exercised or having expired.

Financial income	108	305	684
Financial income in the first quarter of 2014 resulted mainly from interest income on deposits.
Financial income in the first quarter of 2013 resulted mainly from interest income on deposits and from translation differences.

Total income	175,210	652	9,197
Cost of sales	26	-	59	See "Income from sales" analysis above.
Research and development expenses, net	415	1,296	3,929	See analysis of consolidated companies' operating expenses below.
Selling and marketing expenses	228	148	545

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

For the three months ended March 31,		For the year ended December 31,
2014	2013	2014
unaudited		audited
$ thousands			Explanation
General and administrative expenses	1,510	1,489	7,193	See analysis of Elron's and consolidated companies' operating expenses below.
Equity in losses of associates, net	3,776	3,574	11,868
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.
As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associates below.

Financial expenses	101	122	561
Financial expenses in the first quarter of 2014 resulted mainly from commissions on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from translation differences (the loan was repaid and the credit line was terminated in the first quarter of 2014, as mentioned in section 1.2.4 above). Financial expenses in the first quarter of 2013 resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions.

Other expenses (income), net	-	5	(3,487)
Total expenses	6,056	6,634	20,668
Income (loss) before taxes on income	169,154	(5,982)	(11,471)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

For the three months ended March 31,		For the year ended December 31,
2014	2013	2014
unaudited		audited
$ thousands			Explanation
Tax benefit (taxes on income)	(45,220)	-	28,401	Taxes on income in the first quarter of 2014 resulted mainly from the gain that was recorded due to the completion of the Given Merger.
Net income (loss)	123,934	(5,982)	16,930
Net income (loss) attributable to the Company's shareholders	101,773	(5,462)	17,935
Net income (loss) attributable to non-controlling interest	22,161	(520)	(1,005)
In the first quarter of 2014 the net income attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in RDC in the gain RDC recorded due to the completion of the Given merger.

Basic and diluted net income (loss) per share attributable to the Company's shareholders (in $)	3.42	(0.20)	0.54

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

Operating Expenses

Operating expenses in the first quarter of 2014 and 2013 amounted to $2,153 and $2,933 thousand, respectively, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the three months ended March 31,
	2014	2013
	$ thousands		Explanation
Corporate	1,055	992	The increase was mainly due to exchange rate fluctuations.
RDC	264	394	The decrease was mainly due to the decrease in RDC's workforce.
Kyma	-	731	Since the fourth quarter of 2013, Kyma ceased to be consolidated in the Company's financial reports.
RDSeed (1)	834	523
The increase was mainly due to an increase in the R&D and the S&M expenses of Cloudyn, and the operating expenses of POSE, which was not consolidated in the first quarter of 2013. The increase in the operating expenses was partly offset by a decrease in the R&D expenses of Cemmerce, an in-house project in which RDSeed ceased investment during 2013, and a decrease in RDSeed's workforce.

SmartWave	-	293	SmartWave Medical Ltd. ("SmartWave") ceased its operations during the fourth quarter of 2013.

(1) In the first quarter of 2014 includes the operating expenses of the subsidiaries Cloudyn and POSE. In the first quarter of 2013 includes the operating expenses of Cloudyn only.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

1.3.3. Analysis of the results of operations of main associates

Pocared

	For the three months ended March 31,
	2014	2013
	unaudited
	$ thousands		Explanation
Loss	3,063	1,790
Pocared is in the development stage and has not yet commenced sales. Pocared's losses mainly result from research and development expenses. The increase in loss in the first quarter of 2014 compared with the first quarter of 2013 was mainly due to expenses resulting from the development of a new version of the sample processor and from ongoing sample collection for the FDA trial Pocared is conducting.

BrainsGate

	For the three months ended March 31,
	2014	2013
	unaudited
	$ thousands		Explanation
Loss	1,757	1,940
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The decrease in loss in the first quarter of 2014 compared with the first quarter of 2013 was mainly due to a one time G&A expense that BrainsGate recorded in the first quarter of 2013.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014
1.4. Financial Position, Liquidity and Capital Resources

Financial position

	March 31, 2014	December 31, 2013
	unaudited	audited
	$ thousands
Total assets in the consolidated statement of financial position	330,339	212,902
Investments in associates and financial assets measured at fair value( including assets classified as held for sale)	38,571	143,576
Other long-term receivables	28	29
Current assets (not including assets classified as held for sale)	287,264	35,770
Intangible assets, net	4,404	4,458
Deferred taxes	-	28,994
Current liabilities	4,172	7,701
Long-term liabilities	2,872	5,386
Total liabilities	7,044	13,087
Equity including non-controlling interest	323,295	199,815

Shareholders' equity at March 31, 2014 was $323,295 thousand, representing approximately 98% of the total assets in the statement of financial position, compared with $199,815 thousand at December 31, 2013, representing approximately 94% of total assets in the statement of financial position.

Consolidated working capital at March 31, 2014 amounted to $283,092 thousand, compared with $136,804 thousand at December 31, 2013 (including assets held for sale). The increase in working capital resulted from the completion of the Given Merger and the receipt of the consideration (see section 1.2.1 above).

Elron's and RDC's primary cash flows (1)

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
	unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(8,139)	(2,462)
Proceeds from disposal of Elron's and RDC's non-current investments	265,192	1,994
Repayment of Elron's debt	(4,000)	-

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

Cash balance

Consolidated cash and cash equivalents at March 31, 2014 amounted to $283,441 thousand, compared with $32,291 thousand at December 31, 2013. Elron's and RDC's non-consolidated cash and cash equivalents at March 31, 2014 amounted to $211,918 and $67,778 thousand, respectively, compared with $19,742 and $11,033 thousand, respectively, at December 31, 2013.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

Uses of cash

The main uses of cash in the first quarter of 2014 were investments and loans to Group Companies in the amount of $6,939 thousand by Elron, and $1,200 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2. In addition, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4,000 thousand as mentioned below.

The main uses of cash in the first quarter of 2013 were investments and loans to Group Companies in the amount of $1,962 thousand by Elron, and $500 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

Investments in Group Companies during the first quarter of 2014 and 2013 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC (5)
	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the three months ended March 31, 2014	For the three months ended March 31, 2013
	unaudited
	$ thousands
Consolidated Companies (1)
SmartWave (2)	-	-	-	500
POSE (3)	-	-	200	-
Cloudyn (4)	-	300	-	-
	-	300	200	500
Associates and Other Investments
Kyma	-	-	1,000	-
Pocared	6,839	1,662	-	-
NuLens	100	-	-	-
	6,939	1,662	1,000	-
Total investments	6,939	1,962	1,200	500

(1) The amounts exclude RDC's investment in RDSeed in the amount of $3,000 thousand in the first quarter of 2014 and Elron's investment in RDSeed in the amount of $1,000 thousand in the first quarter of 2013. These investments do not affect the cash included in the Financial Statements.
(2) SmartWave ceased its operations during the fourth quarter of 2013.
(3) Initially consolidated in July 2013.
(4) Subsequent to the date of this report RDSeed invested $500 thousand in Cloudyn.
(5) Subsequent to the date of this report RDSeed invested in GetYou and Otonomic an amount of $500 thousand each and invested in Open Legacy an amount of $300 thousand.

Proceeds from the disposal of Elron's and RDC's non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2014 mainly included, proceeds Elron and RDC received in the amount of approximately $204,000 thousand and approximately $61,000 thousand (net of tax), respectively, as a result of the completion of the Given Merger.

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2013 mainly included proceeds Elron received in the first quarter in the amount of $1,923 thousand from its share in the release of the deposit that was held in escrow in connection with the sale of Wavion Inc. ("Wavion") that was completed in 2011.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

Credit line

In January 2014, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4 million in respect of the loan taken in April 2012, and in February 2014, following the Given Merger, the credit line was terminated.

At March 31, 2014, Elron and RDC had no debt.

Main Group Companies' cash flows

	Cash flows from operating activities		Cash balance
	For the three months ended March 31, 2014	For the Three months ended March 31, 2013	As of March 31, 2014	As of December 31, 2013
	Unaudited			Audited
	$ thousands
BrainsGate	(1,445)	(1,546)	7,762	9,213
Pocared	(2,657)	(1,810)	6,178	803

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2014, December 31, 2013, and March 31, 2013.

As of March 31, 2014 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	278,949	4,492	-	283,441
Other account receivables	57	104	395	193	749
Investments in associates	-	-	-	12,740	12,740
Other investments measured at fair value	-	-	-	25,831	25,831
Property, plant and equipment, net	-	-	-	72	72
Intangible assets, net	-	-	-	4,404	4,404
Other long-term receivables	-	3,074	28	-	3,102

Total assets	57	282,127	4,915	43,240	330,339

Liabilities (1)
Trade payables	-	31	193	-	224
Other account payables	-	603	3,096	249	3,948
Long-term taxes	-	-	-	2,872	2,872

Total liabilities	-	634	3,289	3,121	7,044

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

As of December 31, 2013 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	28,567	3,724	-	32,291
Other account receivables	16	59	166	165	406
Assets held for sale	-	-	-	108,735	108,735
Investments in associates	-	-	-	8,541	8,541
Other investments measured at fair value	-	-	-	26,300	26,300
Property, plant and equipment, net	-	-	-	75	75
Deferred taxes	-	-	-	28,994	28,994
Intangible assets, net	-	-	-	4,458	4,458
Other long-term receivables	-	3,073	29	-	3,102

Total assets	16	31,699	3,919	177,268	212,912

Liabilities (1)
Trade payables	-	25	151	-	176
Other account payables	-	885	2,373	267	3,525
Loans from banks	-	4,000	-	-	4,000
Long-term taxes	-	-	-	5,386	5,386

Total liabilities	-	4,910	2,524	5,653	13,087

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of March 31, 2013 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	35,124	11,439	-	46,563
Other current assets	41	133	272	295	741
Investments in associates	-	-	-	111,661	111,661
Other investments measured at fair value	-	-	-	23,253	23,253
Property, plant and equipment, net	-	-	-	164	164
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	3,732	65	75	3,872

Total assets	41	38,989	11,776	140,370	191,176

Liabilities (1)
Trade payables	1	33	120	-	154
Other account payables	-	701	1,854	303	2,858
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	875	-	-	875
Long-term taxes	-	-	-	4,558	4,558

Total liabilities	1	5,609	1,974	4,861	12,445

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2014

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

2.	Sensitivity tests for the influence of interest rate changes on financial assets and financial liabilities were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of March 31, 2014 and as of December 31, 2013

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	25,453	2,545	1,273	(2,545)	(1,273)

II. Sensitivity tests of balances as of March 31, 2013

Sensitivity test of changes in share prices of other investments (measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	23,253	2,325	1,163	(2,325)	(1,163)

Arie Mientkavich Chairman	Ari Bronshtein CEO

May 13, 2014, Tel Aviv

Elron Electronic Industries Ltd. English Translation of Interim Consolidated Financial Statements As of March 31, 2014 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2014

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of March 31, 2014 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 13, 2014	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	283,441	46,563	32,291
Other accounts receivable	3,823	741	3,479
Investment in associate classified as held for sale (see Note 1)	-	-	108,735

	287,264	47,304	144,505

Non-current assets
Investments in associates	12,740	111,661	8,541
Other investments measured at fair value	25,831	23,253	26,300
Other long-term receivables	28	3,872	29
Property, plant and equipment, net	72	164	75
Intangible assets, net	4,404	4,922	4,458
Deferred taxes	-	-	28,994

	43,075	143,872	68,397

Total assets	330,339	191,176	212,902

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands
Current liabilities
Loans from banks	-	-	4,000
Trade payables	224	154	176
Other accounts payable	3,948	2,858	3,525

	4,172	3,012	7,701

Long-term liabilities
Long term loans from banks	-	4,000	-
Royalty bearing government grants	-	875	-
Long term taxes	2,872	4,558	5,386

	2,872	9,433	5,386
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	(6,493)	(10,190)	(6,166)
Retained earnings (accumulated deficit)	88,256	(33,836)	(13,377)

	282,089	156,300	180,783

Non-controlling interests	41,206	22,431	19,032

Total equity	323,295	178,731	199,815

Total liabilities and equity	330,339	191,176	212,902

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 13, 2014

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	For the three months ended March 31		For the year ended December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands (except for net income (loss) per share data)
Income
Income from sales	65	-	97
Gain from disposal and revaluation of investee companies and changes in holdings, net	175,037	347	8,416
Financial income	108	305	684

	175,210	652	9,197

Expenses
Cost of sales	26	-	59
Research and development expenses, net	415	1,296	3,929
Selling and marketing expenses	228	148	545
General and administrative expenses	1,510	1,489	7,193
Equity in losses of associates, net	3,776	3,574	11,868
Financial expenses	101	122	561
Other expenses (income), net	-	5	(3,487)

	6,056	6,634	20,668

Income (loss) before taxes on income	169,154	(5,982)	(11,471)
Tax benefit (taxes on income)	(45,220)	-	28,401

Net income (loss)	123,934	(5,982)	16,930

Attributable to:
The Company's shareholders	101,773	(5,462)	17,935
Non-controlling interests	22,161	(520)	(1,005)

	123,934	(5,982)	16,930

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic and diluted net income (loss) per share	3.42	(0.20)	0.54

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the three months ended March 31		For the year ended December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Net income (loss)	123,934	(5,982)	16,930

Other comprehensive loss (net of tax):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(467)	(322)	(2,111)
Group's share of other comprehensive loss, net, of companies accounted for under the equity method	-	-	(16)

Total loss that would never be reclassified to profit or loss	(467)	(322)	(2,127)

Total gain that would be reclassified to profit or loss under certain conditions	-	-	-

Total other comprehensive loss	(467)	(322)	(2,127)

Total comprehensive income (loss)	123,467	(6,304)	14,803

Attributable to:
Company's shareholders	101,306	(5,784)	15,810
Non-controlling interests	22,161	(520)	(1,007)

	123,467	(6,304)	14,803

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2014 (audited)	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(467)	-	101,773	101,306	22,161	123,467
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	13	13
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	140	-	(140)	-	-	-

Balance at March 31, 2014	9,573	190,753	351	(10,840)	3,996	88,256	282,089	41,206	323,295

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2013 (Audited)	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive loss	-		-	-	(322)	-	-	(5,462)	(5,784)	(520)	(6,304)
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	72	72
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-	*)	44	-	-	-	(12)	12	44	-	44

Balance at March 31, 2013	9,573		190,753	351	(11,648)	1,107	-	(33,836)	156,300	22,431	178,731

*)           Amount less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands
Balance at January 1, 2013	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive income (loss)	-		-	-	(2,111)	-	-	17,921	15,810	(1,007)	14,803
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(38)	(38)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	(261)	(261)
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-	*)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income	-		-	-	2,924	-	-	(2,924)	-	-	-

Balance at December 31, 2013	9,573		190,753	351	(10,513)	3,996	-	(13,377)	180,783	19,032	199,815

*)           Amount less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the three months ended March 31		For the year ended December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	123,934	(5,982)	16,930

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	66	16	123
Financial expenses (income), net	3	(253)	(556)
Stock based compensation and changes in liability in respect of options	-	62	(84)
Gain from reversal of impairment of financial assets	-	-	(3,522)
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	(175,037)	(347)	(8,416)
Equity in losses of associates, net	3,776	3,574	11,868
Taxes on income (tax benefit)	45,220	-	(28,401)
Other	(43)	(35)	(29)
	(126,015)	3,017	(29,017)

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	(496)	256	340
Increase in liabilities in respect of government grants	-	12	42
Increase (decrease) in trade payables	48	(83)	(51)
Increase in other accounts payable	436	263	978
	(12)	448	1,309

Cash paid and received during the period for:
Interest paid	(12)	(40)	(169)
Interest received	70	87	252
	58	47	83

Net cash used in operating activities	(2,035)	(2,470)	(10,695)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended March 31		For the year ended December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(9)	(3)	(35)
Investment in associates and other companies	(7,939)	(1,662)	(10,239)
Proceeds from sale of property and equipment	-	-	9
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	1,970	1,335
Proceeds from sale of associates and other companies	283,771	23	412
Taxes paid in respect with gain from sale of investments	(18,579)	-	-
Proceeds from repayment of debentures	-	-	1,698
Proceeds from sale of financial assets measured at fair value	2	-	115
Cash resulted from first time consolidation of a subsidiary	-	-	184
Long term deposits, net	-	930	912

Net cash provided by (used in) investment activities	257,246	1,258	(5,609)

Cash flows from financing activities
Receipt of government grants	-	-	553
Proceeds from exercise of options	-	44	44
Repayment of long term loans	(4,000)	-	-

Net cash provided by (used in) financing activities	(4,000)	44	597

Exchange rate differences in respect of cash and cash equivalents	(61)	206	473

Increase (decrease) in cash and cash equivalents	251,150	(962)	(15,234)

Cash and cash equivalents as of beginning of the period	32,291	47,525	47,525

Cash and cash equivalents as of end of the period	283,441	46,563	32,291

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of March 31, 2014.

The accompanying consolidated financial statements have been prepared as of March 31, 2014, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2013 and the year then ended and accompanying notes ("the annual consolidated financial statements").

The Given Merger

Given Imaging Ltd. ("Given") provides minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and was traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN), until the completion of the merger, as detailed below. Given was held, prior to the completion of the merger, by Elron and RDC Rafael Development Corporation Ltd ("RDC"; Elron holds 50.1% of RDC's outstanding shares and RDC is consolidated in Elron's financial statements). Elron and RDC held approximately 21% and 8%, respectively, of Given's share capital. Given was accounted for under the equity method of accounting, until its classification as held for sale in December 2013.

As detailed in Note 3.B.4.a) to the annual consolidated financial statements, in December 2013, Given signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which, by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given was transferred to the Purchaser for a cash consideration to Given's current shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, is approximately $204,000 and $61,000, respectively. In January 2014, the general meeting of Given's shareholders approved the Transaction and the necessary regulatory approvals were received, and in February 2014, the Transaction was completed and the aforementioned consideration was received.

As a result, as of December 31, 2013, the investment in Given complied with the terms set in IFRS 5 for classification as a non-current asset held for sale, and accordingly, the investment was classified as an asset held for sale in the statement of financial position as of December 31, 2013.

In addition,  the Company recognized in 2013 a deferred tax asset of approximately $29,000 in respect of the temporary difference between the cost of its investment in Given for tax purposes and its carrying value, and in respect of carryforward losses that are expected to be utilized in 2014, due to the expected gain from this transaction (and a tax liability of approximately $600 in respect of RDC's holdings in Given).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – The Given Merger (Cont.)

In the first quarter of 2014, Elron recognized in respect of the Transaction a net gain, attributable to the Company's shareholders, in the amount of approximately $106,600, including Elron's share in the gain expected to be recorded by RDC. The said gain is after tax expenses in the amount of approximately $37,800, that are mainly due to the reversal of the deferred tax asset which was recorded in 2013 in respect with this Transaction (the consolidated net gain, net of tax, is approximately $129,600).

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

Amendments to IAS 32 - Financial Instruments: Presentation, regarding the offsetting of financial assets and liabilities

The IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off".

The amendments to IAS 32 are applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter.

The amendments to IAS 32 did not have a material impact on the Company's financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 48% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements, in October 2013, Pocared's major shareholders, including Elron, granted Pocared a loan in the amount of $2,000. Elron's share in this loan was approximately $900.

In February 2014, some of Pocared's shareholders, including Elron, granted Pocared an additional loan in the amount of $2,000. One of Pocared's major shareholders chose not to participate in this loan and therefore Elron's share in this loan was $1,500.

In March 2014, Pocared signed an investment agreement with some of its shareholders, including Elron, whereby a total amount of up to $9,500 will be advanced in two installments in consideration for Preferred G shares (Elron's share is approximately $8,500). The first installment in the amount of approximately $6,000 was advanced immediately. Elron's share in this installment was approximately $5,400. The second installment will be advanced conditionally upon Pocared achieving a certain milestone as stipulated in the agreement. In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $4,100 (principal and accrued interest) were converted into Preferred F shares. Elron's share in these loans was approximately $2,400.

Following the first installment, Elron's holding in Pocared's outstanding share capital increased from approximately 41% to 48% and from approximately 37% to 42% on a fully diluted basis. Elron's holding in Pocared's outstanding share capital may increase to approximately 50% and to 44% on a fully diluted basis, after the second installment. Since, among other things, Elron does not hold a majority in Pocared's board of directors, the investment in Pocared continues to be accounted for under the equity method of accounting, as it was until this investment agreement.

B.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. As of the reporting date, RDC holds approximately 57% of Kyma's outstanding shares and approximately 38% on a fully diluted basis and the investment in Kyma is accounted for under the equity method.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

B.	Kyma (Cont.)

As mentioned in Note 3.A.3.e) to the annual consolidated financial statements, in October 2013, Kyma, RDC and a new investor signed an investment agreement in the amount of $6,000 to be advanced in two installments in consideration for Preferred C shares (RDC's share in this amount is approximately $2,000). In addition, the new investor also received warrants for Preferred C shares (exercisable from the investment date), which will enable the new investor the option to invest in Kyma an additional amount of $4,000. The first installment in respect of this investment in the amount of $3,000 was advanced immediately. RDC's share in the first installment was $1,000. In January 2014, the second installment in respect of this investment was advanced, in the amount of $3,000. RDC's share in the second installment was $1,000.

C.	RDSeed

RDSeed Ltd. ("RDSeed"), formerly known as Navitrio Ltd., a subsidiary, was founded in 2011 in order to invest in the digital field. As of the reporting date, RDC holds approximately 92% of RDSeed's outstanding shares.

In March 2014, an investment agreement between RDC and RDSeed was signed and completed, according to which RDC invested an amount of $3,000 in RDSeed in consideration for Preferred A shares.

D.	Credit Line

As mentioned in Note 11 to the annual consolidated financial statements, in November 2011, Elron entered into a binding agreement with Silicon Valley Bank to receive a credit line in the amount of $30,000 for a period of up to 18 months, which was afterwards extended until October 2014. In 2012, the Company drew from the Original Credit Line, a loan in the amount of $5,000 and later prepaid an amount of $1,000 out of the loan balance. In January 2014, due to the Given Merger transaction (see Note 1 above), Elron prepaid the rest of the loan balance in the amount of $4,000, and the credit line was terminated.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 15 to the annual consolidated financial statements, approved for publication on March 11, 2014.

Note 5 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company is enclosing the financial statements of Pocared in these financial statements.

Note 6 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, other investments measured at fair value, other long term receivables, other accounts payable, trade payables, royalty bearing government grants and long term loans from banks and others, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

Financial assets measured at fair value:

	As of March 31, 2014
	Unaudited
	Level 1	Level 2	Level 3
Other investments measured at fair value	378	-	25,453

	As of March 31, 2013
	Unaudited
	Level 1	Level 2	Level 3
Other investments measured at fair value	379	-	22,874

	As of December 31, 2013
	Audited
	Level 1	Level 2 (*)	Level 3
Other investments measured at fair value	144	703	25,453

*)
As noted in Note 6 to the annual consolidated financial statements, shares of Enablence Technologies Inc. ("Enablence"), received under the settlement agreement were subject to a four month lockup period. As of December 31, 2013, the fair value of the investment in Enablence's restricted shares was determined by reference to their quoted market price less a discount in respect of the lockup period. The discount alone, that amounted to approximately $40 as of December 31, 2013, was measured according to level 2, and deducted from the quoted market price of the shares according to level 1. In January, 2014 the restriction on these shares was removed.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

Changes in financial assets classified in Level 3:

During the first quarter of 2014 there were no changes in financial assets classified in Level 3.

For the three months period ended March 31, 2013:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2013 (audited)	23,397

Total recognized loss:
In other comprehensive income (loss)	(523)

Balance as of March 31, 2013	22,874

For the year ended December 31, 2013:

Financial assets measured at fair value
Audited

Balance as of January 1, 2013	23,397

Total recognized income (loss):
In profit or loss	1,193
In other comprehensive income (loss)	(1,071)
Investment	1,934
Balance as of December 31, 2013	25,453

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 6 to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A.	Details relating to investments in the interim consolidated financial statements as of March 31, 2014

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment March 31,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2014
	%						$ thousands
Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	-	45.94	45.94	21.13	43.17	19.86	(61)
Pose POS Ltd. (formerly Blitz Branding Ltd.)	-	43.30	43.30	19.92	45.16	20.78	550

Associates:

BrainsGate Ltd.	29.86	-	29.86	29.86	26.82	26.82	337
Pocared Diagnostics Ltd.	47.95	-	47.95	47.95	42.12	42.12	5,315
Cartiheal (2009) Ltd.	32.31	-	32.31	32.31	27.27	27.27	2,182
Kyma Medical Technologies Ltd.	-	57.68	57.68	28.90	37.70	18.89	4,405
DES Dry Eye Solutions Ltd.	17.00	-	17.00	17.00	30.00	30.00	500
NuLens Ltd.	34.72	-	34.72	34.72	29.84	29.84	-
Numbeez Ltd.	-	37.85	37.85	17.42	34.29	15.78	-
Plymedia Israel (2006) Ltd.	27.04	-	27.04	27.04	19.06	19.06	-

Other investments:

Notal Vision Inc.	21.83	-	21.83	21.83	18.27	18.27	11,009
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	10,440
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.60	6.60	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	3,809
Enablence Technologies Inc.	4.44	-	4.44	4.44	N/A	N/A	378

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by RDSeed multiplied by 92% (RDC's holding rate in RDSeed) and by 50.10% (Elron's holding rate in RDC).

POCARED DIAGNOSTICS LTD.
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Board of Directors
Pocared Diagnostics Ltd. (a development stage company)

Re:	Auditors report on review to the Shareholders of Pocared Diagnostics LTD (a development stage company)

We have reviewed the accompanying financial information of Pocared Diagnostics Ltd. and its subsidiary (a development stage company) (together "the Company") which comprises the condensed balance sheet as of March 31, 2014 and 2013 and the related condensed consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the three months ended March 31, 2014 and 2013 and for the period from January 1, 2005 (date of inception) through March 31, 2014. This condensed financial information is the responsibility of the Company's management.

We conducted our review in accordance with Review Standard generally accepted in the United States. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial information referred to above in order for them to be in conformity with United States generally accepted accounting principles, which differ in certain aspects from International Financial Reporting Standards, as described in Note 5 to the consolidated financial statements.

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated financial statements, the Company has incurred losses in the amount of $ 2,849 during three months ended March 31, 2014, has an accumulated deficit during the development stage of $ 68,922 as of March 31, 2014, and has an accumulated negative cash flow from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters are described in Note 1c). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28 , 2014	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,178	$3,811	$803
Restricted cash	150	141	150
Inventory	148	903	206
Accounts receivable	365	261	411

Total current assets	6,841	5,116	1,570

PROPERTY AND EQUIPMENT, NET	782	760	837

LONG-TERM DEPOSIT	21	16	21

Total assets	$7,644	$5,892	$2,428

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$302	$168	$458
Employees and payroll accruals	334	291	308
Accrued expenses	487	463	399

Total current liabilities	1,123	922	1,165
LONG-TERM LIABILITIES:
Convertible loan	-	-	1,833

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.01 par value; Authorized: 1,500,000 shares at March 31, 2014 and 2013 and December 31, 2013; Issued and outstanding: 1,333,333 shares at March 31, 2014 and December 31, 2013	300	300	300
Preferred B shares, NIS 0.01 par value; Authorized: 1,550,000 shares at March 31, 2014 and 2013 and December 31, 2013; Issued and outstanding: 1,507,341 shares at March 31, 2014 and 2013 and December 31, 2013	1,634	1,634	1,634
Preferred C shares, NIS 0.01 par value; Authorized: 1,000,000 shares at March 31, 2014 and 2013 and December 31, 2013; Issued and outstanding: 760,501 shares at March 31, 2014 and 2013 and December 31, 2013	1,280	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.01 par value; Authorized: 9,660,000 shares at March 31, 2014 and 2013 and December 31, 2013; Issued and outstanding: 9,573,601 shares at March 31, 2014 and 2013 and December 31, 2013	25,288	25,288	25,288
Preferred E shares, NIS 0.01 par value; Authorized: 11,000,000 shares at March 31, 2014 and 2013 and December 31, 2013; Issued and outstanding: 10,413,052 shares at March 31, 2014 and 2013 and December 31, 2013	6,548	6,548	6,548
Preferred F shares, NIS 0.01 par value; Authorized: 57,000,000 shares at March 31, 2014 44,000,000 shares at March 31, 2013 and 66,000,000 shares at December 31, 2013; Issued and outstanding: 56,313,546 and 43,347,527 and 48,302,205 shares at March 31, 2014 and 2013 and December 31, 2013 ,respectively	33,314	26,195	29,195
Preferred G shares, NIS 0.01 par value; Authorized: 18,000,000 shares at March 31, 2014; Issued and outstanding: 10,558,753 shares at March 31, 2014	6,000	-	-
Liquidation preference of Preferred shares at March 31, 2014 and December 31, 2013 amounted to $ 136,760

	74,364	61,245	64,245

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares, NIS 0.01 par value; Authorized: 107,000,000 shares at March 31, 2014 , 100,000,000 shares at March 31, 2013 and 113,000,000 as of December 31, 2013; Issued and outstanding: 2,000,000 shares at March 31, 2014 and 2013 and December 31, 2013	4	4	4
Additional paid-in capital	1,075	964	1,254
Deficit accumulated during the development stage	(68,922)	(57,243)	(66,073)

Total shareholders' deficiency	(67,843)	(56,275)	(64,815)

Total liabilities and shareholders' deficiency	$7,644	$5,892	$2,428

The accompanying notes are an integral part of the consolidated financial statements.

April 28 , 2014
Date of approval of the financial statements	Ed Ludwig Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich levy Finance Manager

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,	Period from January 1, 2005 (inception date) through March 31,
	2014	2013	2013	2014
	Unaudited		Audited	Unaudited

Operating expenses:

Research and development	$2,398	$1,444	$9,127	$57,480
Marketing	44	55	239	780
General and administrative	303	293	1,206	9,837

Operating loss	2,745	1,792	10,572	68,097
Financial expenses (income), net	86	(13)	26	676

Loss before income taxes	2,831	1,779	10,598	68,773
Income taxes	18	11	22	149

Net loss	$2,849	$1,790	$10,620	$68,922

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

Issuance of Preferred D shares(at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	126	-	126
Net loss	-	-	-	-	-	(7,076)	(7,076)

Balance as of December 31, 2012	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2012	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)
Issuance of Preferred F shares (at $0.605)	11,129,374	6,733	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	111		111
Beneficial conversion feature on convertible loan					200		200
Net loss	-	-	-	-	-	(10,620)	(10,620)

Balance as of December 31, 2013	71,890,034	64,245	2,000,000	4	1,254	(66,073)	(64,815)
Conversion of convertible loan into Preferred F shares (at $0.514)	8,011,340	4,119	-		(380)	-	(380)
Issuance of Preferred G shares (at $0.568)	10,558,753	6,000
Stock based compensation related to options granted to service providers and employees	-	-	-	-	(3)	-	(3)
Beneficial conversion feature on convertible loan	-	-	-	-	204	-	204
Net loss	-	-	-	-	-	(2,849)	(2,849)

Balance as of March 31, 2014 (unaudited)	90,460,127	74,364	2,000,000	4	1,075	(68,922)	(67,843)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2013	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)

Issuance of Preferred F shares (at $0.605)	6,170,696	3,733	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	21	-	21
Net loss	-	-	-	-	-	(1,790)	(1,790)

Balance as of March 31, 2013 (unaudited)	66,931,356	$61,245	2,000,000	$4	$964	$(57,243)	$(56,275)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,	Period from January 1, 2005 (inception date) through March 31,
	2014	2013	2013	2014
	Unaudited			Unaudited
Cash flows from operating activities:
Net loss	$(2,849)	$(1,790)	$(10,620)	$(68,922)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	59	52	223	755
Increase in accrued interest on convertible loan	57	-	24	1,022
Revaluation of restricted cash		15	7	9
Stock-based compensation related to employees and service providers	(3)	21	111	1,051
Decrease (increase) in inventory	58	(101)	596	(148)
Decrease (Increase) in accounts receivable	46	(39)	(189)	(364)
Decrease in long-term deposit	-	-	(5)	(21)
Increase (decrease) in trade payables	(156)	-	290	302
Increase(decrease) in accrued expenses	88	45	(19)	486
Amortization of beneficial conversion feature in convertible loan	17	-	9	26
Increase (decrease) in employees and payroll accruals	26	(13)	4	334

Net cash used in operating activities	(2,657)	(1,810)	(9,569)	(65,470)

Cash flows from investing activities:
Investment in restricted cash	-	(57)	(58)	(159)
Proceeds from short term deposit	-	-	-	2,011
Investment in short-term deposit	-	-	-	(2,011)
Purchase of property and equipment	(6)	(102)	(350)	(1,537)

Net cash provided by (used in) investing activities	(6)	(159)	(408)	(1,696)

Cash flows from financing activities:
Proceeds from convertible loan	2,038	-	2,000	27,020
Proceeds from issuance of convertible Preferred shares, net	6,000	3,733	6,733	46,326

	8,038	3,733	8,733	73,346
Net cash provided by financing activities

Increase (decrease) in cash and cash equivalents	5,375	1,764	(1,244)	6,178
Cash and cash equivalents at beginning of period	803	2,047	2,047	-

Cash and cash equivalents at end of period	$6,178	$3,811	$803	$6,178

Non-cash financing information:
Beneficial conversion feature in convertible loans	204	-	200	404

Conversion of convertible loans	$4,119	$-	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-        GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the Subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred losses in the amount of $ 2,849 during the  three months ended March 31, 2014, , has an accumulated deficit during the development stage of $ 68,922 as of March 31, 2014 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

1.	The significant accounting policies applied in the financial statements as of March 31, 2014, are consistent with those applied in the financial statements as of December 31, 2013.

2.	Reclassifications – certain 2013 balances were reclassified to conform to the 2014 presentation.

These financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of December 31, 2013 and their accompanying notes.

NOTE 3:-        UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

NOTE 4:-        CONVERTIBLE PREFERRED SHARES

Share issuance:

1.	On February 18, 2013, the company issued 6,170,696 Preferred F Shares for a total consideration of $ 3,733 .

2.	On May 13, 2013 the Company effected a private placement. On June 9, 2013 the Company issued 4,958,678 Preferred F shares in consideration of $3,000.

3.
During October 2013, the Company entered into a convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,000. In February 2014, the Company entered into another convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,038.

4.	On March 27, 2014 the convertible loans and accrued interest were converted into 8,011,340 Preferred F Shares.

5.
On March 27, 2014 the Company effected a private placement and issued 10,558,753 Preferred G Shares in consideration of $ 6,000. Under this private placement the Company will issue up to an additional 6,159,273 Preferred G Shares in consideration of up to $ 3,500 based on completion of the stipulated milestone in the agreement.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-        RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), a convertible loan has a convertible element which should be bifurcated and recorded in equity. The financial liability is presented at fair value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value with a beneficial conversion feature recorded net from the loan and in equity. The Company's convertible loan had been accounted accordingly.

b.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with ASC 480-10-S99-3A the redeemable convertible preferred shares are presented outside of permanent equity.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-        RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS" (Cont.)

 Based on this, the following adjustments are required to the financial statements:

c.	Reconciliations to balance sheets:

	March 31, 2014			December 31, 2013
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$6,841	$-	$6,841	$1,570	$-	$1,570

Total non-current assets	803	-	803	858	-	858

Total assets	$7,644	$-	$7,644	$2,428	$-	$2,428

LIABILITIES AND EQUITY

Total current liabilities	$1,123	$-	$1,123	$1,165	$-	$1,165

Convertible loan	-	-	-	1,833	(1,723)	110

Convertible Preferred shares	74,364	(74,364)	-	64,245	(64,245)	-

Total shareholders' equity	(67,843)	74,364	6,521	(64,815)	65,968	1,153

Total liabilities and shareholders' equity	$7,644	$-	$7,644	$2,428	$-	$2,428

d.	Reconciliations to the statement of income:

	For the three months ended March 31, 2014			For the year ended December 31, 2013
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS

Operating expenses	$2,745	$-	$2,745	$10,572	$-	$10,572

Financial expenses (income)	$86	$214	$300	$26	$77	$103

Loss before income taxes	2,831	-	3,045	10,598	-	10,675

Income taxes	18	-	18	22	-	22

Net loss	$2,849	$214	$3,063	$10,620	$77	$10,697

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance at December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)
Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance at December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682
Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance at December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63
Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance at December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance at December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance at December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126		126
Net loss																(7,076)	(7,076)

Balance at December 31, 2012	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,863	(58,059)	3,006
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	11,129,374	32	6,701	-	6,733
Bifurcated derivative in convertible loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,000	-	2,000
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	111	-	111
Net loss																(10,697)	(10,697)

Balance at December 31, 2013	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	48,302,206	136	69,675	(68,756)	1,153

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Preferred G shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2013	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	48,302,206	$136	-	-	$69,675	$(68,756)	$1,153
Bifurcated derivative in convertible loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,038	-	2,038
Conversion of convertible loan into Preferred F shares (at $0.514)	-	-	-	-	-	-	-	-	-	-	-	-	8,011,340	23	-	-	373	-	396
Issuance of Preferred G shares (at $0.568)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10,558,753	30	5,970	-	6,000
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,063)	(3,063)

Balance as of March 31, 2014 (unaudited)	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,753,601	$61	10,413,052	$25	56,313,546	$159	10,558,753	$30	$78,053	$(71,819)	$6,521

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of March 31, 2014 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of March 31, 2014 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 13, 2014	A Member of Ernst & Young Global

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2014, and for the three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2013 ("consolidated financial statements for 2013") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.
In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.
■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

 Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	211,863	24,050	19,686
Other accounts receivable	621	552	376
Investment in associate that was classified as asset held for sale (Note 3)	-	-	89,175

	212,484	24,602	109,237

Non-current assets
Investments in subsidiaries and associates, net	130,713	193,289	106,079
Other investments measured at fair value	25,543	22,965	26,012
Property, plant and equipment, net	35	42	38
Deferred taxes	-	-	28,994
Other long-term receivables	-	204	-

	156,291	216,500	161,123

Total assets	368,775	241,102	270,360

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31	March 31	December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Loans from banks	-	-	4,000
Trade payables	122	52	79
Other accounts payable	3,317	2,062	2,797

	3,439	2,114	6,876
Long-term liabilities
Loans from banks	-	4,000	-
Long term taxes	926	-	-
Other long term liabilities (Note 2)	82,321	78,688	82,701

	83,247	82,688	82,701

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	(6,493)	(10,190)	(6,166)
Retained earnings (accumulated deficit)	88,256	(33,836)	(13,377)

Total equity	282,089	156,300	180,783

	368,775	241,102	270,360

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May13, 2014

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands
Income
Financial income	426	115	261

Expenses
General and administrative expenses	1,055	990	5,449
Financial expenses	44	1,729	5,767
Other expenses (income), net	-	5	(3,484)

	1,099	2,724	7,732

	(673)	(2,609)	(7,471)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net (Note 3)	113,807	114	4,443
Company’s share of income (loss) of subsidiaries and associates	18,686	(2,967)	(8,031)

Income (loss) before taxes on income	131,820	(5,462)	(11,059)
Taxes on income (tax benefit)	30,047	-	(28,994)

Net income (loss) attributable to the Company's shareholders	101,773	(5,462)	17,935

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	101,773	(5,462)	17,935

Other comprehensive income (loss):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(467)	(322)	(2,111)

Total loss that would never be reclassified to profit or loss	(467)	(322)	(2,111)

Total gain that would be reclassified to profit or loss	-	-	-

Total other comprehensive loss attributable to the Company	(467)	(322)	(2,111)

Other comprehensive loss attributable to the Company's subsidiaries and associates	-	-	(14)

Total comprehensive income (loss) attributable to the Company's shareholders	101,306	(5,784)	15,810

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands
Cash flows from operating activities

Net income (loss) attributable to the Company	101,773	(5,462)	17,935

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	(18,686)	2,967	8,031
Depreciation	3	3	14
Financial expense (income), net	(34)	14	45
Stock based compensation	(13)	(10)	(46)
Gain from cancellation of impairment in financial assets	-	-	(3,522)
Taxes on income (tax benefit)	30,047	-	(28,994)
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(113,807)	(114)	(4,443)
Other	(4)	(207)	(553)

	(102,494)	2,653	(29,468)
Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(372)	282	566
Increase in long term receivables	-	(21)	(54)
Increase (decrease) in trade payables	43	(43)	(16)
Increase in other accounts payable	533	1,792	1,210
Increase (decrease) in other long term liabilities	(380)	439	5,805

	(176)	2,449	7,511
Cash paid and received during the year for:
Interest paid	(12)	(40)	(162)
Interest received	46	26	117

	34	(14)	(45)

Net cash used in operating activities	(863)	(374)	(4,067)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Cash flows from investment activities

Purchase of property and equipment	-	-	(7)
Investment in associates and subsidiaries	(6,939)	(2,662)	(10,139)
Proceeds from sale of investments in associates and subsidiaries	203,977	1,945	6,945
Proceeds from sale of financial assets measured at fair value	2	-	115
Proceeds from repayment of debentures	-	-	1,698

Net cash provided by (used in) investment activities	197,040	(717)	(1,388)

Cash flows from financing activities

Repayment of long-term loans	(4,000)	-	-
Proceeds from exercise of options	-	44	44

Net cash provided by (used in) financing activities	(4,000)	44	44

Increase (decrease) in cash and cash equivalents	192,177	(1,047)	(5,411)

Cash and cash equivalents as of beginning of the period	19,686	25,097	25,097

Cash and cash equivalents as of end of the period	211,863	24,050	19,686

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.	General

The accompanying condensed separate financial data as of March 31, 2014 and for the three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2013 and the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes. The exchange differences in regards with these capital notes are included under financial expenses in the income statement.

3.	Given Merger

For details regarding the merger of Given Imaging Ltd. and its completion in February 2014, see Note 1 to the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2014

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2013 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of December 31, 2013 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2014 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 13, 2014    ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2014 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 13, 2014     ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of March 31, 2014
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2014 (1 USD = 3.487 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	738,766
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	988,390